UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:_☒_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM
Los Militares 4290 Piso 6,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2485
Fax: (56 2) 2425 2493
www.sqm.com

Santiago, Chile. March 3, 2015.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the twelve months ended December 31, 2014 of US$296.4 million (US$1.13 per ADR), a decrease from US$467.1 million (US$1.77 per ADR) for the twelve months ended December 31, 2013. Gross margin(2) reached US$583.0 million (28.9% of revenues) for the twelve months ended December 31, 2014, lower than US$721.5 million (32.7% of revenues) recorded for the twelve months ended December 31, 2013. Revenues totaled US$2,014.2 million for the twelve months ended December 31, 2014, representing a decrease of 8.6% compared to US$2,203.1 million reported for the twelve months ended December 31, 2013.

The Company also announced earnings for the fourth quarter of 2014, reporting net income of US$78.0 million (US$0.30 per ADR) compared to US$69.0 million (US$0.26 per ADR) for the fourth quarter of 2013. This comparison is affected by the sale of mining rights to Antofagasta Minerals during the fourth quarter of 2014, which had a one-time, before-tax effect of US$13 million on net income. Gross margin for the fourth quarter of 2014 reached US$140.4 million, lower than the US$146.3 million recorded for the fourth quarter of 2014. Revenues totaled US$491.4 million, a decrease of approximately 0.2% compared to the fourth quarter of 2013, when revenues amounted to US$492.2 million.

SQM’s Chief Executive Officer, Patricio Contesse, stated, “During 2014, we were impacted by lower prices in the iodine market; prices fell over 20% during 2014 when compared to 2013. Despite this lower pricing environment, we remain confident in our strong competitive position that has been reinforced by our cost reduction efforts and efficient operational processes. We will work to increase our market share in the future.”

“Fertilizer markets were positive during 2014; we estimate that global demand in the potassium chloride market reached approximately 60 million tons, and we saw some price recovery in this market during the second half of 2014. In the specialty plant nutrition business, sales volumes increased over 3% while prices remained stable compared to 2013; this led to increased revenues in this business line. We expect this momentum to continue into 2015, when increased sales volumes are anticipated.”

Mr. Contesse closed by saying, “Despite lower prices in iodine, nitrates and lithium during the fourth quarter 2014 compared to the fourth quarter 2013, our EBITDA(3) margin increased to 36.9% from 35.5% percent during this same period. These numbers prove that our cost saving program has been successful, and we look forward to maintaining lower costs and remaining well-positioned to move quickly to meet any changes in market demand or market dynamics in all of the main businesses in which we sell.”

Segment Analysis

Specialty Plant Nutrition (“SPN”)

Revenues from the SPN business line for the twelve months ended December 31, 2014 totaled US$708.0 million, an increase of 3.0% compared to $687.5 million reported for the twelve months ended December 31, 2013.

Fourth quarter 2014 revenues reached US$174.2 million, 13.0% higher than the US$154.1 million reported in the fourth quarter of 2013.

Specialty Plant Nutrition Sales Volumes and Revenues:

		2014	2013	2014/2013
Sodium Nitrate	Th. MT	15.8	26.2	-10.4	-40%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	531.6	512.6	19.0	4%
Specialty Blends	Th. MT	228.0	208.1	19.9	10%
Other specialty plant nutrients (*)	Th. MT	102.5	100.8	1.6	2%
Specialty Plant Nutrition Revenues	MUS$	708.0	687.5	20.6	3%
*Includes trading of other specialty fertilizers.

The SPN market experienced strong demand growth during 2014 when compared to 2013. Market growth in the agricultural potassium nitrate market was over 10%, led by demand in North America. We expect demand in the potassium nitrate to continue to grow over 5% in 2015.

Our sales volumes in the specialty plant nutrition business line in 2014 increased 3.6% compared to sales volumes in 2013. Potassium nitrate, our most important product in this business line, saw growth of about 5%. In general, potassium nitrate prices are less volatile than other commodity fertilizers such as potassium chloride; prices in the business line were basically flat in 2014 when compared to 2013.

Gross profit(4) for the SPN segment accounted for approximately 25% of SQM’s consolidated gross margin for the twelve months ended December 31, 2014.

Iodine and derivatives

Revenues from sales of iodine and derivatives during the twelve months ended December 31, 2014 were US$335.4 million, a decrease of 27.2% compared to US$461.0 million generated for the twelve months ended December 31, 2013.

Iodine and derivatives revenues for the fourth quarter of 2014 amounted to US$72.4 million, a decrease of 29.4% compared to US$102.6 million achieved during the fourth quarter of 2013.

Iodine and Derivatives Sales Volumes and Revenues:

		2014	2013	2014/2013
Iodine and Derivatives	Th. MT	8.8	9.3	-0.5	-5%
Iodine and Derivatives Revenues	MUS$	335.4	461.0	-125.6	-27%

Iodine market growth was approximately 3% during 2014, and we believe that total market demand reached approximately 31,600 metric tons, of which SQM had a market share of approximately 26%. Demand was led by growth in the X-Ray contrast media and pharmaceutical industries. We expect to see demand growth of over 3% in 2015, in part related to lower prices. As anticipated, prices in the iodine market felt significant pressure during 2014 when compared to recent years.

SQM was not immune to lower prices, and our prices dropped just over 23% in 2014 when compared to 2013. It is anticipated that average prices will continue to decline throughout 2015. We believe we are the lowest cost producer in Chile, thus, we are well positioned to face this challenging environment.

Our sales volumes in the iodine business line decreased approximately 5% for the twelve months ended December 31, 2014 when compared to the twelve months ended December 31, 2013. Going forward, we expect that our sales volumes will increase as we work to regain some market share.

Gross profit for the Iodine and Derivatives segment accounted for approximately 24% of SQM’s consolidated gross margin for the twelve months ended December 31, 2014.

Lithium and Derivatives

Revenues from lithium and derivatives totaled US$206.8 million during the twelve months ended December 31, 2014, an increase of 5.3% compared to the US$196.5 million for the twelve months ended December 31, 2013.

Lithium and derivatives revenues increased 8.9% during the fourth quarter of 2014 compared to the fourth quarter of 2013. Total revenues amounted to US$52.4 million during the fourth quarter of 2014, compared to US$48.1 million in the fourth quarter of 2013.

Lithium and Derivatives Sales Volumes and Revenues:

		2014	2013	2014/2013
Lithium and Derivatives	Th. MT	39.5	36.1	3.4	10%
Lithium and Derivatives Revenues	MUS$	206.8	196.5	10.4	5%

The lithium market continued to grow in 2014, attributed primarily to growth in the rechargeable battery market. Demand growth reached over 9%, while demand growth in batteries grew well over 14%. We remained a major player in the lithium carbonate market in 2014; our market share was approximately 27%.

Prices in the lithium carbonate market fell slightly during 2014; this was reflected in the average prices in this business line, which were down almost 4% in 2014 when compared to 2013. It is anticipated that existing competition will add new supply in 2015, but demand growth should exceed this new supply and therefore we are expecting average prices to increase in 2015.

Our sales volumes in the lithium business line increased almost 10% in 2014 when compared to 2013. We saw particularly strong sales volumes in the fourth quarter, in which we reported the strongest quarterly sales volumes of 2014. We expect our sales volumes in 2015 to remain relatively stable compared to 2014 with sales volumes totaling just below 40,000 metric tons.

Gross profit for the Lithium and Derivatives segment accounted for approximately 15% of SQM’s consolidated gross margin for the twelve months ended December 31, 2014.

Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for 2014 totaled US$584.3 million, a 3.6% decrease compared to the US$606.3 million reported for the twelve months ended December 31, 2013.

Potassium chloride and potassium sulfate revenues increased 11.4% in the fourth quarter of 2014, reaching US$149.3 million compared to the US$134.0 million reported for the fourth quarter of 2013.

Potassium Chloride (MOP) & Potassium Sulfate (SOP) Sales Volumes and Revenues:

		2014	2013	2014/2013
Potassium Chloride and Potassium Sulfate	Th. MT	1,556.2	1,434.9	121.2	8%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	584.3	606.3	-22.0	-4%

The potassium chloride market saw strong demand in 2014, in which we estimate that demand reached levels close to 60 million metric tons. We do not expect to see further market growth during 2015. Prices in the market increased during the second half of 2014.

We continued to take advantage of our developed distribution network, and distributed potassium chloride to customers all over the world. Our biggest market continued to be Brazil, which in 2014, accounted for approximately one-third of our potassium chloride sales. While there is some uncertainty surrounding the 2015 commodity fertilizer market, we expect our sales volumes in the potassium chloride and potassium sulfate market to remain relatively flat in 2015 when compared to 2014.

Gross profit for the potassium chloride and potassium sulfate segment accounted for approximately 28% of SQM’s consolidated gross margin for the twelve months ended December 31, 2014.

Industrial Chemicals

Industrial chemicals revenues for the twelve months ended December 31, 2014 reached US$101.9 million, a 33.8% decrease compared to US$154.0 million for the twelve months ended December 31, 2013.

Revenues for the fourth quarter of 2014 totaled US$18.9 million, a decrease of 23.3% compared to US$24.6 million for the fourth quarter of 2013.

Industrial Chemicals Sales Volumes and Revenues:

		2014	2013	2014/2013
Industrial Nitrates	Th. MT	124.7	173.5	-48.8	-28%
Boric Acid	Th. MT	0.8	2.0	-1.2	-62%
Industrial Chemicals Revenues	MUS$	101.9	154.0	-52.0	-34%

Industrial chemical demand for traditional applications have remained relatively stable when compared to 2013. Solar salt(5) sales volumes for the year reached just over 22,000 metric tons, down significantly compared to 2013.

Going forward, SQM has closed supply agreements of solar salts for over 200,000 metric tons to be supplied to four new projects in Africa and Latin America between 2015 and 2017. The majority of these volumes are expected to be recorded during the latter two years of that period. We will continue to pursue new solar salt business in an effort to increase volumes higher than the 200,000 mentioned above. Prospects in the solar salt market remain positive, and 2015 sales volumes in this business line are expected to be higher than sales volumes seen in 2014.

Gross profit for the Industrial Chemicals segment accounted for approximately 7% of SQM’s consolidated gross margin for the twelve months ended December 31, 2014.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$77.7 million for the twelve months ended December 31, 2014, a decrease compared to US$97.9 million for the twelve months ended December 31, 2013.

Metallic Exploration

As part of our ongoing metals exploration program, which takes place within our caliche mining concessions, we continue to develop a program of exploration alliances with third parties, through option contracts. The contracts consider a participation mechanism for us through a minority shareholding and/or royalties on metals sales. We finished the year with 12 contracts in place, two of which were signed during the fourth quarter. Our exploration alliance objectives are to achieve and maintain close to 1 million hectares under option contracts and establish a minimum projected exploration investment of $20 million per year through existing and future exploration alliances.

Direct investment by SQM in the metal exploration program between 2011 and 2013 was approximately US$29 million, including exploration in greenfield areas and other more advanced areas of interest, while a total investment of US$5 million was made in 2014.

Financial Information

Capital Expenditures

For 2014, we estimate that capital expenditure reached approximately US$112 million, primarily related to:

•	Development of new areas of extraction related to increasing production of nitrates and iodine in Nueva Victoria.
•	Continued investments related to increasing the quality of nitrate related products.
•	Exploration and construction of Wells to ensure long-term sustainability and production in the Salar de Atacama.
•	Implementation Enterprise Resource Planning, SAP.

Administrative Expenses

Administrative expenses totaled US$96.5 million (4.8% of revenues) for the twelve months ended December 31, 2014, compared to US$105.2 million (4.8% of revenues) for the twelve months ended December 31, 2013.

Financial Indicators

Net Financial Expenses

Net financial expenses for the twelve months ended December 31, 2014 were US$47.2 million, compared to US$45.9 million for the twelve months ended December 31, 2013.

Income Tax Expense

For the twelve months ended December 31, 2014, the income tax expense reached US$108.4 million, representing an effective tax rate of 26.3%, compared to an income tax expense of US$138.5 million during the twelve months ended December 31, 2013. The Chilean corporate tax rate was 20% during 2013 and was increased to 21% during 2014.

Other

The EBITDA5 margin was approximately 37% for the twelve months ended December, 31 2014. EBITDA margins for the twelve months ended December 31, 2013 were approximately 38%. The Company’s EBITDA margin for the fourth quarter of 2014 was approximately 37%.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	Gross margin corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding administrative expenses.
3)	EBITDA = gross profit - administrative expenses + depreciation and amortization. EBITDA margin = EBITDA/revenues.

4)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.
5)	Solar salts are a mix of 60% sodium nitrate and 40% potassium nitrate used for thermal energy storage.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 115 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 115 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien. 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

María José Velozo / maria.jose.velozo@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

Balance Sheet
(US$ Millions)	As of Dec. 31,	As of Dec. 31,
	2014	2013

Total Current Assets	2,511.8	2,455.0
Cash and cash equivalents	354.6	476.6
Other current financial assets	670.6	460.2
Accounts receivable	475.3	459.0
Inventory	919.6	955.5
Others	91.7	103.7

Total Non-current Assets	2,151.8	2,312.6
Other non-current financial assets	0.4	0.1
Investments in related companies	75.8	77.0
Property, plant and equipment	1.888.0	2,054.4
Other Non-current Assets	187.7	181.1

Total Assets	4,663.7	4,767.6

Total Current Liabilities	523.7	722.6
Short-term debt	213.2	401.4
Others	310.5	321.2

Total Long-Term Liabilities	1,840.3	1,612.7
Long-term debt	1,574.2	1,417.4
Others	266.0	195.3

Shareholders' Equity before Minority Interest	2,239.8	2,376.6

Minority Interest	59.9	55.6

Total Shareholders' Equity	2,299.7	2,432.2

Total Liabilities & Shareholders' Equity	4,663.7	4,767.6

Liquidity	4.8	3.4

(1) Accounts receivable + accounts receivable from related companies
(2) Current assets / current liabilities

Income Statement
			For the twelve months
(US$ Millions)	For the 4th quarter		ended Dec. 31,
	2014	2013	2014	2013

Revenues	491.4	492.2	2.014.2	2.203.1

Specialty Plant Nutrition*	174.2	154.1	708.0	687.5
Iodine and Iodine Derivatives	72.4	102.6	335.4	461.0
Lithium and Lithium Derivatives	52.4	48.1	206.8	196.5
Industrial Chemicals	18.9	24.6	101.9	154.0
Potassium Chloride & Potassium Sulfate	149.3	134.0	584.3	606.3
Other Income	24.2	28.7	77.7	97.9

Cost of Goods Sold	(281.3)	(288.4)	(1,179.9)	(1,264.9)
Depreciation and Amortization	(69.7)	(57.5)	(251.3)	(216.8)

Gross Margin	140.4	146.3	583.0	721.5

Administrative Expenses	(28.7)	(29.1)	(96.5)	(105.2)
Financial Expenses	(17.7)	(14.5)	(63.4)	(58.6)
Financial Income	4.5	2.9	16.1	12.7
Exchange Difference	(4.5)	(0.6)	(16.5)	(12.0)
Other	8.4	(11.4)	(10.5)	54.7

Income Before Taxes	102.4	93.5	412.2	613.1

Income Tax	(21.3)	(21.5)	(108.4)	(138.5)

Net Income before minority interest	81.0	72.1	303.8	474.6

Minority Interest	(3.1)	(3.1)	(7.4)	(7.5)

Net Income	78.0	69.0	296.4	467.1
Net Income per Share (US$)	0.30	0.26	1.13	1.77

*Includes other specialty fertilizers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: March 3, 2015
By: Ricardo Ramos
CFO & Vice-President of Development

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